UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Superior Industries International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

868168105

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868168105	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,978,410.62 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 4,978,410.62 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,978,410.62 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects the 4,978,410.62 shares of common stock (“Common Stock”) of Superior Industries International, Inc. (the “Issuer”) issuable upon conversion of the 140,202 Series A Preferred Shares (as defined herein) reported herein.

**	The calculation is based on 29,885,426.62 shares of Common Stock outstanding, which includes (i) the 24,907,016 shares of Common Stock outstanding as of April 26, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2017, and (ii) the 4,978,410.62 shares of Common Stock issuable upon conversion of the 140,202 Series A Preferred Shares reported herein.

CUSIP No. 868168105	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,978,410.62 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 4,978,410.62 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,978,410.62 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects the 4,978,410.62 shares of Common Stock issuable upon conversion of the 140,202 Series A Preferred Shares reported herein.

**	The calculation is based on 29,885,426.62 shares of Common Stock outstanding, which includes (i) the 24,907,016 shares of Common Stock outstanding as of April 26, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on April 28, 2017, and (ii) the 4,978,410.62 shares of Common Stock issuable upon conversion of the 140,202 Series A Preferred Shares reported herein.

CUSIP No. 868168105	SCHEDULE 13D	Page 4 of 11 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,978,410.62 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 4,978,410.62 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,978,410.62 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects the 4,978,410.62 shares of Common Stock issuable upon conversion of the 140,202 Series A Preferred Shares reported herein.

**	The calculation is based on 29,885,426.62 shares of Common Stock outstanding, which includes (i) the 24,907,016 shares of Common Stock outstanding as of April 26, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on April 28, 2017, and (ii) the 4,978,410.62 shares of Common Stock issuable upon conversion of the 140,202 Series A Preferred Shares reported herein.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share, of Superior Industries International, Inc. The Issuer’s principal executive offices are located at 26600 Telegraph Road, Suite 400, Southfield, Michigan 48033.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG Growth GenPar III Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Growth GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Growth III Sidewall, L.P., a Delaware limited partnership (“TPG Growth Sidewall”), which directly holds 140,202 shares of Series A Perpetual Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Series A Preferred Shares”) and 9,798 shares of Series B Perpetual Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Series B Preferred Shares” and, together with the Series A Preferred, the “Preferred Shares”).

Because of the relationship of Group Advisors to TPG Growth Sidewall, Group Advisors may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter are sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TPG Growth Sidewall) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On May 22, 2017 (the “Closing Date”), TPG Growth Sidewall acquired 140,202 Series A Preferred Shares and 9,798 Series B Preferred Shares pursuant to the Investment Agreement (the “Investment Agreement”), dated as of March 22, 2017, by and among the Issuer and TPG Growth Sidewall. The purchase of the Preferred Shares under the Investment Agreement had been subject to certain conditions, including the completion of the Issuer’s tender offer for all (but not less than 75% of) the outstanding shares of Uniwheels AG (the “Issuer’s Target”). The aggregate purchase price of the Preferred Shares was $150,000,000 and was funded by equity contributions of the limited partners of TPG Growth Sidewall.

The Issuer and TPG Growth Sidewall made certain customary representations, warranties and covenants to each other in the Investment Agreement.

References to and the description of the Investment Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Series A Preferred

Pursuant to the Certificate of Designations, Preferences and Rights of the Preferred Shares (the “Certificate of Designations”), each Series A Preferred Share is convertible at any time after the Closing Date into a number of shares of Common Stock determined by dividing (i) the sum of the Stated Value (as defined below) and any accrued and unpaid dividends by (ii) $28.162 (the “Conversion Price”). The Stated Value (the “Stated Value”) of each Series A Preferred Share is equal to $1,000 plus (i) any dividends paid in the form of an increase in the Stated Value and (ii) all accumulated and unpaid dividends. The Conversion Price is subject to adjustment upon the occurrence of certain corporate events. The Preferred Shares may not be convertible into more than 19.99% of the total number of shares of Common Stock outstanding immediately prior to the Closing Date (the “Conversion Cap”) until the Issuer receives the stockholder approval (“Stockholder Approval”) required under Rule 312.03 of the New York Stock Exchange Listed Company Manual for the removal of the Conversion Cap.

The Issuer has the right to cause the conversion of all the Preferred Shares if, for a period of 30 consecutive trading days, the volume-weighted average price of the Common Stock (as displayed on Bloomberg) exceeds a 200% premium of the Conversion Price.

The Series A Preferred Shares have the right to vote together with the holders of Common Stock on all matters on which the holders of Common Stock are entitled to vote. The holders of Series A Preferred Shares are entitled to one vote per share of Common Stock that would be issuable to the holder upon conversion of all shares of Series A Preferred Shares held by such holder.

The Series A Preferred Shares will rank senior to the Common Stock with respect to rights on liquidation, winding-up and dissolution.

From and after May 22, 2017, the Series A Preferred Shares will accrue dividends at a rate of 9% per annum, payable at the Issuer’s election either as an increase in the Stated Value of the Series A Preferred Shares or in cash.

The Issuer will have the right to redeem all (but not less than all) of the Series A Preferred Shares at its option with at least thirty days’ notice to the holders of the Series A Preferred Shares for a per share redemption price equal to (a) for any redemption occurring prior to October 22, 2018, the product of the Stated Value and 1.75 and (b) for any redemption occurring on or after October 22, 2018, the greater of (x) the product of the Stated Value and 2.00 and (y) an amount equal to the number of shares of Common Stock such Preferred Share is convertible into at the time of the redemption, multiplied by the 30-day volume weighted average price of the Common Stock prior to such redemption.

Series B Preferred

Pursuant to the Certificate of Designations, each Series B Preferred Share is convertible, subject to the Conversion Cap, at any time after the Closing Date into a Series A Preferred Share and will automatically convert into a Series A Preferred Share upon receipt of Stockholder Approval. The Series B Preferred Shares have the same designations, preferences and other rights (and the same qualifications, limitations and restrictions) as do the Series A Preferred Shares, except (i) a Series B Preferred Share may not be converted into a Series A Preferred Share and then into shares of Common Stock if doing so would breach the Conversion Cap, (ii) the Series B Preferred Shares generally do not entitle their holders to vote on any matters submitted to a vote of the Issuer’s stockholders, and (iii) the Series B Preferred Shares will accrue dividends at a rate of 11% per annum if Stockholder Approval is not obtained by September 19, 2017.

Investor Rights Agreement

In connection with the acquisition of the Preferred Shares, the Issuer and TPG Growth Sidewall entered into Investor Rights Agreement, dated as of May 22, 2017 (the “Investor Rights Agreement”).

Pursuant to the Investor Rights Agreement, TPG Growth Sidewall, for as long as it holds at least 50% of the Preferred Shares issued to it on the Closing Date (including any shares of Common Stock into which the Preferred Shares are converted), shall be entitled to designate a nominee to the board of directors of the Issuer. On the Closing Date, TPG Growth Sidewall designated Ransom Langford, an affiliate of TPG Growth Sidewall, and Mr. Langford was appointed to the board of directors.

The Investor Rights Agreement provides for customary demand and piggyback registration rights for TPG Growth Sidewall and its transferees beginning one year after the Closing Date. The Investor Rights Agreement also contains customary transfer restrictions for one year, subject to certain exceptions, and provides TPG Growth Sidewall pre-emptive rights to participate in future equity issuances of the Issuer for so long as it holds at least 50% of the Preferred Shares issued to it on the Closing Date (including any shares of Common Stock into which the Preferred Shares are converted).

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the description of the Certificate of Designations and Investor Rights Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Certificate of Designations and Investor Rights Agreement, which are filed as exhibits hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) 29,885,426.62 shares of Common Stock outstanding, which includes (i) the 24,907,016 shares of Common Stock outstanding as of April 26, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on April 28, 2017, and (ii) the 4,978,410.62 shares of Common Stock issuable upon conversion of the 140,202 Series A Preferred Shares reported herein. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 4,978,410.62 shares of Common Stock, which constitutes approximately 16.7% of the outstanding shares of Common Stock.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Investment Agreement, dated as of March 22, 2017, by and among Superior Industries International, Inc. and TPG Growth III Sidewall, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 24, 2017).
  Certificate of Designations, Preferences and Rights of Series A Perpetual Convertible Preferred Stock and Series B Perpetual Convertible Preferred Stock of Superior Industries International, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 26, 2017).

  Investor Rights Agreement, dated as of May 22, 2017, between Superior Industries International, Inc. and TPG Growth III Sidewall, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 26, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2017

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President and Secretary
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Investment Agreement, dated as of March 22, 2017, by and among Superior Industries International, Inc. and TPG Growth Sidewall, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 24, 2017).
  Certificate of Designations, Preferences and Rights of Series A Perpetual Convertible Preferred Stock and Series B Perpetual Convertible Preferred Stock of Superior Industries International, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 26, 2017).
  Investor Rights Agreement, dated as of May 22, 2017, between Superior Industries International, Inc. and TPG Growth III Sidewall, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 26, 2017).